Exhibit 21.1

Subsidiaries

Name	Jurisdiction of Organization
Standard Casualty Company	Texas
Standard Insurance Agency, Inc.	Texas
CountryPlace Mortgage, Ltd.	Texas
Magic Living, Inc.	Nevada
Better Homes Systems, Inc.	Washington
Palm Harbor Manufacturing, L.P.	Texas
Palm Harbor GenPar, L.L.C.	Nevada
Palm Harbor Insurance Agency of Texas, Inc.	Texas
Nationwide Homes, Incorporated	Delaware
CountryPlace Acceptance Corporation	Nevada
CountryPlace Acceptance GP, LLC	Texas
CountryPlace Acceptance LP, LLC	Delaware
CountryPlace Funding, Inc.	Delaware
Palm Harbor Albemarle, LLC	Delaware
Palm Harbor Delaware, Inc.	Delaware
CountryPlace Securitization, LLC	Delaware
CountryPlace Holdings, LLC	Delaware
Palm Harbor Real Estate, LLC	Texas
CountryPlace Title, Ltd.	Texas